Exhibit 100.3

NICE Actimize Positioned as a Category Leader in the
2018 Chartis RiskTech Quadrant® for Enterprise Fraud Solutions

 Chartis cited NICE Actimize’s advanced capabilities in alert management, including case management and workflow, among its core strengths

Hoboken, NJ, October 29, 2018 – NICE Actimize, a NICE (NASDAQ: NICE) business, and a leader in Autonomous Financial Crime Management, has been recognized by Chartis Research and positioned as a Category Leader in its recently released “Financial Crime Risk Management Systems: Enterprise Fraud; Market Update 2018” research report. The Chartis RiskTech® Quadrant for Enterprise Fraud Solutions report evaluated 23 vendors across two key dimensions: “Completeness of Offering” and “Market Potential”.

As a Category Leader, Chartis cited NICE Actimize’s advanced capabilities in alert management (including case management and workflow) as a core strength. It also assessed other functionalities in NICE Actimize’s portfolio of enterprise fraud technology solutions, including payment fraud, internal fraud analytics, real-time detection capabilities; fraud detection techniques, and libraries of pre-packaged rules.

Barak Eilam, CEO, NICE
“As fraudsters continue to get smarter about many of the newest technologies, NICE Actimize continues to make substantial investments in its enterprise fraud solutions to prepare financial services organizations to handle the growing environment of threats across the full spectrum of the fraud environment. Our competitive differentiators include the continued expansion of our fraud analytics platform; the build out of our cloud-based fraud management offerings; and comprehensive payment coverage to protect our customers through the payments revolution. NICE Actimize will continue to provide market-leading enterprise fraud solutions to meet this growing demand. We are honored that Chartis has recognized us as a Category Leader in this year’s RiskTech Enterprise Fraud report.”

According to the Chartis RiskTech® Quadrant for Enterprise Fraud Solutions report, its Category Leaders are defined as combining depth and breadth of functionality, technology and content with the required organizational characteristics to capture significant share in their market. Additionally, Chartis states that its Enterprise Fraud Category Leaders demonstrate a clear strategy for sustainable, profitable growth, matched with best-in-class solutions and the range and diversity of offerings, sector coverage and financial strength to absorb demand volatility in specific industry sectors or geographic regions. Category Leaders will typically benefit from strong brand awareness, global reach and strong alliance strategies with leading consulting firms and systems integrators.

Rob Stubbs, Head of Research, Chartis
“The anti-fraud sector remains a hotbed of risk management activity. As criminals become ever more technically proficient, Financial Institutions (FIs) find themselves in a constant ‘arms race’, attempting to stay one step ahead. In recent years, the main theme in anti-fraud has been diversity, as a wide range of new threats (and possibilities) has emerged, and technological changes inside and outside FIs have exposed them to faster payments, risky intermediaries, and new technical environments that include cloud deployments, ‘container’ technologies and open Application Programming Interfaces (APIs).

“As a Category Leader in this report, we note that NICE Actimize is innovating to address many of these issues, while offering a deep and broad portfolio of enterprise functionalities and solutions.”

Additional assets:
•	For NICE Actimize’s Enterprise Fraud Prevention & Detection Solutions, click here.
•	For NICE Actimize ActOne Investigation Management, click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. Chartis’ goal is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Chartis Research (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com

Yisca Erez
+972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.